11021994

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 42682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RE Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Wilson Boulevard
(No. and Street)

Arlington	VA	22203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle Sieverling 703-907-5993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladry & Pullen LLP
(Name – *if individual, state last, first, middle name*)

8000 Towers Cresent Drive, Suite 500, Vienna, VA 22182
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stuart E. Teach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RE Investment Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF VIRGINIA
COUNTY OF ARLINGTON
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 22 DAY OF FEBRUARY, 2011.

[signature]
Signature

Director and President
Title

[signature] My Comm. Exps. 12/31/2013
Notary Public #132591

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RE Investment Corporation And Subsidiary
(A Wholly-Owned Subsidiary Of NRECA United, Inc.)

Consolidated Financial Report
December 31, 2010 And 2009

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Board of Directors and Stockholder of
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have audited the accompanying consolidated statements of financial condition of RE Investment Corporation and Subsidiary (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RE Investment Corporation and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information contained in the schedule of computation of net capital under SEC Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

Vienna, Virginia
February 24, 2011

RE Investment Corporation And Subsidiary

Consolidated Statements Of Financial Condition
December 31, 2010 And 2009

Assets	**2010**	2009
Cash And Cash Equivalents	**$ 4,673,477**	$ 4,312,636
Investments In Homestead Funds	**531,189**	442,876
Accounts Receivable	**32,840**	29,185
Due From Homestead Funds	**877,237**	884,475
Prepaid Expenses And Other Assets	**195,525**	159,618
Deposit In Escrow	**150,245**	150,245
Fixed Assets, net	**80,681**	88,877
Total assets	**$ 6,541,194**	$ 6,067,912

Liabilities And Stockholder's Equity		
Due To NRECA And Affiliates	**$ 197,482**	$ 388,814
Accrued Liabilities	**620,105**	426,544
Deferred Tax Liability	**40,024**	10,620
Total liabilities	**857,611**	825,978
Stockholder's Equity		
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	**1,000**	1,000
Additional paid-in capital	**319,666**	319,666
Accumulated earnings	**5,362,917**	4,921,268
Total stockholder's equity	**5,683,583**	5,241,934
Total liabilities and stockholder's equity	**$ 6,541,194**	$ 6,067,912

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Consolidated Statements Of Operations
Years Ended December 31, 2010 And 2009

	2010	2009
Income:		
Management and administrative fees, net – Homestead Funds	$ 6,675,155	$ 5,598,854
Management fees – other	123,271	100,574
Interest	6,537	21,345
Net unrealized appreciation on investments	84,007	94,624
Total income	6,888,970	5,815,397
Expenses:		
Allocated administrative costs from NRECA	4,019,088	3,613,735
Promotional	341,185	307,174
Professional fees	53,072	97,637
Communication	15,135	12,419
Registration fees	177,720	169,454
Insurance	49,093	46,407
Other	1,463,098	1,217,317
Total expenses	6,118,391	5,464,143
Income before taxes	770,579	351,254
Provision for income taxes	(328,930)	(62,948)
Net income	$ 441,649	$ 288,306

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Consolidated Statements Of Changes In Stockholder's Equity
Years Ended December 31, 2010 And 2009

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance, January 1, 2009	1,000	$ 319,666	$ 4,632,962	$ 4,953,628
Net income	-	-	288,306	288,306
Balance, December 31, 2009	1,000	319,666	4,921,268	5,241,934
Net income	-	-	**441,649**	**441,649**
Balance, December 31, 2010	**$ 1,000**	**$ 319,666**	**$ 5,362,917**	**$ 5,683,583**

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Consolidated Statements Of Cash Flows
Years Ended December 31, 2010 And 2009

	2010	2009
Cash Flows From Operating Activities		
Net income	**$ 441,649**	$ 288,306
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Net unrealized appreciation on investments in mututal funds	**(84,007)**	(94,624)
Depreciation	**8,196**	8,196
Deferred income tax provision	**29,404**	10,620
Purchases of mutual fund shares	**(4,306)**	(5,951)
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	**(3,655)**	(6,990)
Due from Homestead Funds	**7,238**	(115,157)
Prepaid expenses, other assets and deposit in escrow	**(35,907)**	(90,298)
Increase (decrease) in:		
Due to NRECA and Affiliates	**(191,332)**	(131,727)
Accrued liabilities	**193,561**	(605,609)
Net cash provided by (used in) operating activities	**360,841**	(743,234)
Net increase (decrease) in cash and cash equivalents	**360,841**	(743,234)
Cash And Cash Equivalents		
Beginning	**4,312,636**	5,055,870
Ending	**$ 4,673,477**	$ 4,312,636
Supplemental Disclosure Of Cash Flow Information		
Income tax payments	**$ -**	$ 124,911

See Notes To Consolidated Financial Statements.

Note 1. Nature Of Operations And Significant Accounting Policies

Nature of operations: RE Investment Corporation (RE Investment) was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. RE Investment is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). RE Investment re-incorporated in the Commonwealth of Virginia on July 6, 1995. RE Investment is a wholly-owned subsidiary of NRECA United, Inc. (United), which is a wholly-owned subsidiary of the National Rural Electric Cooperative Association (NRECA).

NRECA provides personnel, property and services to RE Investment and RE Advisers Corporation (RE Advisers) (collectively, the Company), a wholly-owned subsidiary, at a cost equal to the portion of NRECA's costs that are attributable to the Company. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed had the Company been operating as an unaffiliated corporation. RE Advisers is an investment adviser registered with the SEC pursuant to Investment Advisers Act of 1940. RE Advisers provides investment management and administrative services to certain funds of Homestead Funds, Inc., an affiliate of NRECA.

The Company does not hold funds or securities for, or owe funds or securities to, its customers, and therefore is exempt from the provisions of SEC Rule 15c3-3 based on Paragraph (k)(2)(ii) of the Rule.

Significant accounting policies: The consolidated financial statements include the accounts of RE Investment's wholly-owned subsidiary, RE Advisers, which is registered with the SEC as an Investment Adviser pursuant to the Investment Advisers Act of 1940. All significant intercompany accounts and transactions have been eliminated.

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenues from investment management fees and administrative fees are recognized in the period in which the service is rendered.

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset.

The Company has adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company has analyzed its tax positions taken on tax returns for all open tax years, and has concluded that no additional provision or benefit exists. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2007.

Note 1. Nature Of Operations And Significant Accounting Policies (Continued)

Financial instruments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1. Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2. Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investments in Homestead Funds, which are mutual funds, are considered Level 1, measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

Note 2. Deposit In Escrow

At December 31, 2010 and 2009, the Company has placed $150,245 in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

Note 3. Fixed Assets

Fixed assets at December 31, 2010 and 2009 are as follows:

	2010	2009
Software	**$ 110,700**	$ 110,700
Furniture	**49,439**	49,439
Leasehold improvements	**49,000**	49,000
Equipment	**8,950**	8,950
	218,089	218,089
Less accumulated depreciation and amortization	**(137,408)**	(129,212)
Fixed assets, net	**$ 80,681**	$ 88,877

Note 4. Investment Management And Administrative Agreements

RE Advisers has entered into investment management and administrative agreements (the Agreements) with the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Growth Fund, Small-Company Stock Fund, International Value Fund, and Stock Index Fund (the Funds). The Funds are management investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Agreements provide for an annual investment management or administrative fee, depending upon the arrangement with that particular fund, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' Prospectuses.

For the years ended December 31, 2010 and 2009, the Funds incurred the following management and/or administrative fees:

	2010	2009
Daily Income Fund	$ **943,871**	$ 972,730
Short-Term Government Securities Fund	**318,299**	274,922
Short-Term Bond Fund	**1,707,217**	1,323,112
Value Fund	**2,732,565**	2,386,604
Growth Fund	**156,520**	74,919
Small-Company Stock Fund	**694,811**	441,427
International Value Fund	**933,334**	752,796
Stock Index Fund	**135,090**	108,036
Total	$ **7,621,707**	$ 6,334,546

RE Advisers has agreed, as part of the Expense Limitation Agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, that in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' Prospectuses. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Additionally, in 2010 and 2009, RE Advisers voluntarily and temporarily reduced the expense limitation of the Daily Income Fund in order to assist the Fund in maintaining a minimum yield due to low interest rates. Pursuant to the Expense Limitation Agreements and additional voluntarily waivers, $946,552 and $735,692 of management fees were waived from the Funds for the years ended December 31, 2010 and 2009, respectively. Additionally RE Advisers reimbursed $16,201 in fees for the Growth Fund in 2009.

At December 31, 2010 and 2009, the Funds owed $877,237 and $884,475, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2010 and 2009, RE Advisers' receivables from these companies were $32,840 and $29,185, respectively. Management fee income from these agreements was $123,271 and $100,574 for the years ended December 31, 2010 and 2009, respectively.

Note 5. Investments In Homestead Funds

At December 31, 2010 and 2009, RE Advisers held shares in the Funds. These securities are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the securities are based on quoted market prices. There were no sales during the year ended December 31, 2010, and no purchases, other than reinvestments of distributions. The fair value of RE Advisers' investments in the Funds at December 31, 2010 and 2009, are as follows:

	2010	2009
Short-Term Government Securities Fund	$ 95,175	$ 92,787
Small-Company Stock Fund	279,335	208,558
Stock Index Fund	53,321	46,581
International Value Fund	68,424	64,714
Growth Fund	34,934	30,236
Total	$ 531,189	$ 442,876

Note 6. Regulatory Requirements

RE Investment Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, RE Investment Company had net capital of $13,730, which was $8,730 in excess of its required net capital of $5,000 and RE Investment Company's net capital ratio of aggregate indebtedness to net capital was 0 to 1.

RE Investment Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

Note 7. Income Taxes

The Company is included in a consolidated income tax return filed by NRECA United, Inc., and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. At December 31, 2010 and 2009, there was a deferred tax liability of $40,024 and $10,620, respectively, related to the tax on the unrealized gain on investments in mutual funds.

Note 7. Income Taxes (Continued)

For the years ended December 31, 2010 and 2009, the provision for income taxes consists of:

		2010		2009
Current tax expense	$	**299,526**	$	52,328
Deferred tax expense		**29,404**		10,620
Provision for income taxes	**$**	**328,930**	$	62,948

The effective tax rates were 35% and 22% for the years ended December 31, 2010 and 2009, respectively. The 2009 rate differs from the statutory federal tax rate of 34% primarily due to state income taxes, and the benefit of income taxed at lower federal rates on a consolidated basis.

Note 8. Related Parties

At December 31, 2010 and 2009, the Company owed NRECA $197,482 and $388,814, respectively, for monthly services as described in Note 1 and other monthly operating expenses.

RE Investment Corporation And Subsidiary

Computation Of Net Capital Under SEC Rule 15c3-1
December 31, 2010

Consolidated stockholder's equity at December 31, 2010	$ 5,683,583
Less net assets of RE Advisers	5,529,104
Nonallowable assets:	
Prepaid expenses and other assets of RE Investment	140,749
Net capital	13,730
Aggregate indebtedness	-
Computation of Basic Net Capital Requirement:	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Net capital in excess of minimum requirement	$ 8,730
Ratio of aggregate indebtedness to net capital	0 to 1

Statement pursuant to paragraph (d) of Rule 17a-5: There are no material differences between the amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited part II – A FOCUS report as of December 31, 2010.

McGladrey

Independent Auditor's Report On Internal Control

To the Board of Directors and Stockholder of
RE Investment Corporation and Subsidiary
Arlington, Virginia

In planning and performing our audit of the consolidated financial statements of RE Investment Corporation and Subsidiary (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as identified above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Stockholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers, dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Vienna, Virginia
February 24, 2011